Exhibit 4.4

RUSH ENTERPRISES, INC.

2006 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

STOCK OPTION AGREEMENT

Under the terms and conditions of the Rush Enterprises, Inc. 2006 Non-Employee Director Stock Option Plan (the “Plan”), a copy of which is incorporated in this Stock Option Agreement (this “Agreement”) by reference, Rush Enterprises, Inc. (the “Company”) grants to                  (the “Optionee”) the option (the “Option”) to purchase                shares of the Company’s Class A Common Stock, $.01 par value (“Class A Common Stock”), at the exercise price of $                          per share, subject to adjustment as provided in the Plan.  Capitalized terms not otherwise defined in this Agreement will have the meanings assigned to such terms in the Plan.

This Option shall be for a term of ten years commencing on the date that the grant of this Option was approved by the Committee (such date being indicated below) (the “Grant Date”), unless this Option is terminated earlier by reason of the Optionee ceasing to be a director as provided in the Plan.

Each Option shall be fully exercisable as of the Grant Date.

This Option may be exercised as set forth above, unless exercise within six months of the Grant Date would violate securities laws, in which case the Option may not be exercised until such time as it may be exercised legally.

This Option is a non-qualified stock option which is not intended to be governed by Section 422 of the Internal Revenue Code of 1986, as amended.

If all or any portion of the Option granted hereby is exercised subsequent to any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, or any distribution to shareholders, including a rights offering, other than regular cash dividends, changes in the outstanding stock of the Company by reason of any increase or decrease in the number of issued shares of Class A Common Stock resulting from a split-up or consolidation of shares or any similar capital adjustment or the payment of any stock dividend, any share repurchase at a price in excess of the market price (as determined by the Committee) of the Class A Common Stock at the time such repurchase is announced or other increase or decrease in the number of such shares, the Committee shall make appropriate adjustment in the purchase price paid upon exercise of the Option and the aggregate number and kind of shares or other securities or property issuable upon any such exercise as the Committee shall, in its sole discretion, determine; provided, however, that no such adjustment shall increase the aggregate value of the Option.  In the event of any adjustment in the number of shares covered by the Option, any fractional shares resulting from such adjustment shall be disregarded and the Option shall cover only the number of full shares resulting from such adjustment.

The Optionee in accepting this Option accepts and agrees to be bound by all the terms and conditions of this Agreement and of the Plan.

Granted the         day of                 , 20      .

RUSH ENTERPRISES, INC.

By:
Name:
Title:

ACCEPTED as of the Grant Date.

Optionee